File No. 82-4668

05005380

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH. D.C. 213 SECTION

19th January 2005

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres PLC, RNS Announcement – Notice of Results – 18/01/05

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

PROCESSED
JAN 27 2005
THOMSON
FINANCIAL

1/27

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

19th January 2005

SEC MAIL PROCESSING
RECEIVED
JAN 21 2005
WASH. D.C. 213 SECTION

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres PLC, RNS Announcement – Notice of Results – 18/01/05

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At
16:32 Tue, Jan 18 2005
UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Notice of Results		16:32 18 Jan 05		

Full Announcement Text

Taylor Nelson Sofres plc
Announcement of full year results for the year ended 31 December 2004

The board of Taylor Nelson Sofres has decided that the full year results for the year ended 31 December 2004 will be announced on Monday 7 March 2005.

END

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Taylor Nelson Sofres RNS Announcement Status List

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RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
5166H	Taylor Nelson Sofres PLC	Notice of Results		Released	16:32 18 Jan 05			Replace
8705G	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	11:28 29 Dec 04			Replace

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